EXHIBIT 3.5

MINUTES OF THE SPECIAL MEETING

OF THE BOARD OF DIRECTORS OF

RAM FINANCIAL CORPORATION

A Nevada Corporation

The Directors held a special meeting at La Jolla, California on December 5, 2006.

The following Directors, being all of the Directors, were present at the special meeting:

Douglas Tallant and Donald Trapp, telephonically.

Douglas Tallant acted as Chairman and Donald Trapp as Secretary of the meeting.

The meeting began at 11:40 A.M.

PREFERRED SHARE RIGHTS

The Chairman noted that the rights of preferred shares needs to be established.  The Chairman recommended that (a) each outstanding share of Preferred Stock has an original purchase price and has a liquidation preference of $100, (b) each outstanding share of Preferred Stock is convertible into ten shares of Common Stock at any time after December 31, 2006, (c) all shares of Common Stock, when issued and fully paid upon the conversion of the Preferred Stock, would be non-assessable and would not be subject to redemption or conversion, nor would they have conversion rights, and (d) the Preferred Shares have voting rights equal to twenty shares of common stock.

RESOLVED, that the board approve the rights of preferred shares to be that (a) each outstanding share of Preferred Stock has an original purchase price and has a liquidation preference of $100, (b) each outstanding share of Preferred Stock is convertible into ten shares of Common Stock at any time after December 31, 2006, (c) all shares of Common Stock, when issued and fully paid upon the conversion of the Preferred Stock, would be non-assessable and would not be subject to redemption or conversion, nor would they have conversion rights, and (d) the Preferred Shares have voting rights equal to twenty shares of common stock.

PREFERRED SHARE PURCHASE

The Chairman noted that Douglas Tallant has lent the Company more than $7,000 and would like to use $7,000 of this loan to purchase 1,400,000 shares of preferred stock at $0.005 per share with each preferred share convertible to 10 common shares.

RESOLVED, that the board authorize the sale of 1,400,000 shares of preferred stock to Douglas Tallant or designees with each preferred share convertible to 10 common shares at a total price of $7,000.

ADJOURNMENT

Since there was no further business to come before the meeting, the Director adjourned at 12:00 P.M.

I certify that this is a true copy of the minutes.

_________/s/_________________ ,  Chairman and President

_________/s/_________________ ,  Secretary